SEC File Number
000-22342

CUSIP NUMBER
895925105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended:           December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________________
PART I
REGISTRANT INFORMATION
Triad Guaranty Inc.
Full Name of Registrant
N/A
Former Name if Applicable
101 South Stratford Rd.
Address of Principal Executive Office (Street and Number)
Winston-Salem, NC 27104
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Triad Guaranty Inc. (“Triad”) is unable to file its Annual Report on Form 10-K for the period ended December 31, 2007 (the “Annual Report”) within the prescribed time without unreasonable effort or expense. As previously disclosed in our Current Report on Form 8-K filed February 14, 2008, Triad has developed and is actively pursuing a plan to enhance its capital resources. As of the date of this filing, Triad is actively engaged in negotiations with a third party investor group regarding a potential transaction related to its capital enhancement efforts. Because Item 303 of Regulation S-K would require disclosure in the Annual Report of known commitments, events and uncertainties, including matters related to these negotiations that have not been finalized, Triad is unable to file its Annual Report within the prescribed time period. No assurance can be given that Triad will be successful in the ongoing negotiations or in securing additional capital in a timely manner, in sufficient amounts or on acceptable or favorable terms to Triad. Triad expects to file its Annual Report within the time period provided for by the filing of this Form 12b-25.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Kenneth W. Jones	336	723-1282

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☑       No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐       No ☑
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Cautionary Information Regarding Forward-looking Statements
     This Form 12b-25 includes certain “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statements involve uncertainties and risks and can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “may,” “should,” “will,” or “expects” or the negative or variations thereof. There can be no assurance that actual results will not differ from Triad’s expectations. As of the date of this filing, Triad is actively engaged in negotiations with a third party investor group regarding a potential transaction related to its previously announced capital enhancement efforts and, as such, Triad’s disclosures may continue to be subject to change during the extended time period provided by the filing of this Form 12b-25. Triad disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this report, except as required under the federal securities laws.
Triad Guaranty Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 17, 2008	By	/s/ Kenneth W. Jones

Kenneth W. Jones Senior Vice President and Chief Financial Officer (Principal Financial Officer)